EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2015	2014	2013	2012	2011
Determination of Earnings:
Income before taxes	$6,586	$5,818	$5,412	$3,875	$2,282
Add (Deduct):
Amortization of capitalized interest	19	19	20	20	20
Fixed charges	356	364	371	404	432
Equity income, net of distributions	(30)	(36)	(36)	(45)	(51)

Total earnings, as defined	$6,931	$6,165	$5,767	$4,254	$2,683

Fixed Charges:
Rents(1)	$46	$46	$44	$53	$56
Interest and other financial charges	310	318	327	351	376

	356	364	371	404	432
Capitalized interest	20	21	19	18	13

Total fixed charges	$376	$385	$390	$422	$445

Ratio of Earnings to Fixed Charges	18.43	16.01	14.79	10.08	6.03

(1)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.